

January 27, 2021

SSR MINING TO ANNOUNCE FOURTH QUARTER AND YEAR END 2020 CONSOLIDATED FINANCIAL RESULTS ON FEBRUARY 17, 2021

DENVER, CO – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) ("SSR Mining") announces the date for its fourth quarter and year-end 2020 consolidated financial results news release and conference call. Investors, media and the public are invited to listen to the conference call.

- News release containing fourth quarter and year-end 2020 consolidated financial results: Wednesday, February 17, 2021, before markets open.

- Conference call and webcast: Wednesday, February 17, 2021, at 5:00 pm EST.

    Toll-free in U.S. and Canada: +1 (800) 319-4610
    All other callers: +1 (416) 915-3239
    Webcast: http://ir.ssrmining.com/investors/events

- The conference call will be archived and available on our website. Audio replay will be available for two weeks by calling:

    Toll-free in U.S. and Canada: +1 (855) 669-9658, replay code 6092
    All other callers: +1 (412) 317-0088, replay code 6092

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SOURCE: SSR Mining Inc.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Brian Martin, Director, Corporate Development & Investor Relations

SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (888) 338-0046 or +1 (604) 689-3846

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.